July 3, 2024

Kevin Hogan
CEO and Director
Corebridge Financial, Inc.
2919 Allen Parkway, Woodson Tower
Houston, TX 77019

       Re: Corebridge Financial, Inc.
           Registration Statement on Form S-4
           Filed June 26, 2024
           File No. 333-280494
Dear Kevin Hogan:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Eric T. Juergens, Esq.